Exhibit 99.1

Canadian Natural Resources Limited

Pro Forma Supplementary Oil and Gas Information

(unaudited)

For the year ended December 31, 2016

(Canadian Dollars)

PRO FORMA SUPPLEMENTARY OIL & GAS INFORMATION
(Unaudited)

This pro forma supplementary crude oil and natural gas information has been prepared to give effect to the acquisitions by Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) of a combined direct and indirect 70% working interest in the Athabasca Oil Sands Project (the “AOSP”) together with working interests in certain other producing and non-producing oil sands properties (collectively, the “Acquired Assets”) from Shell Canada Limited and certain subsidiaries (“Shell”) and from Marathon Oil Dutch Holdings B.V. (“Marathon”) in two transactions, as if they occurred on January 1, 2016, except as otherwise noted.  On May 31, 2017, the Company acquired: (i) a direct 60% working interest in the AOSP (the “Shell AOSP Assets”) as well as working interests in certain other producing and non-producing oil and gas properties (the “Ancillary Properties” and, together with the Shell AOSP Assets, the “Shell Assets”) from Shell (the “Shell Acquisition”); and (ii) an indirect 10% working interest in the AOSP and related oil sands investments (the “Marathon Assets”) by purchasing 50% of the outstanding shares of Marathon Oil Canada Corporation (“MOCC”) from Marathon (the “Marathon Acquisition”, and together with the Shell Acquisition, the “Acquisitions”).  The pro forma information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas”.  All financial information pertaining to Canadian Natural has been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Supplementary crude oil and natural gas information pertaining to the Shell AOSP Assets and the Marathon Assets is based on Shell and Marathon’s historical financial information, respectively.

For the years ended December 31, 2016 and 2015, the Company filed its reserves information under National Instrument 51-101 — “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (the “SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs.  Therefore the difference between the reported numbers under the two disclosure standards can be material.

For the purposes of determining pro forma proved crude oil and natural gas reserves for SEC requirements as at December 31, 2016 Canadian Natural used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2016 reserves for SEC requirements.

Crude Oil and NGLs						Natural Gas
WTI Cushing Oklahoma (US$/bbl)	WCS (Cdn$/ bbl)	Canadian Light Sweet (Cdn$/bbl)	Cromer LSB (Cdn$/bbl)	North Sea Brent (US$/bbl)	Edmonton C5+ (Cdn$/bbl)	Henry Hub Louisiana (US$/MMBtu)	AECO (Cdn$/ MMBtu)	BC Westcoast Station 2 (Cdn$/ MMBtu)
42.75	38.13	52.08	50.64	44.49	55.36	2.55	2.17	1.66

A foreign exchange rate of US$1.00/Cdn$1.3228 was used in the 2016 evaluation, determined on the same basis as the 12-month average price.

Pro Forma Net Proved Crude Oil and Natural Gas Reserves

The net proved reserves presented is a summary of reserve information for Canadian Natural, the Shell AOSP Assets, the Marathon Assets, and for Canadian Natural on a pro forma basis after giving effect to the Acquisitions as if the Acquisitions were completed on January 1, 2016.

The Company retains Independent Qualified Reserves Evaluators to evaluate Canadian Natural’s proved crude oil, bitumen, synthetic crude oil (“SCO”), natural gas, and natural gas liquids (“NGLs”) reserves.

•                  For the years ended December 31, 2016 and 2015, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.

•                  For the years ended December 31, 2016 and 2015, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s crude oil, bitumen, natural gas and NGLs reserves.

Information regarding the Shell AOSP Assets was provided by Shell and information regarding the Marathon Assets was provided by Marathon.  The Company is unable to assess Shell’s or Marathon’s procedures and processes associated with the Acquired Assets.

Proved crude oil and natural gas reserves, as defined within the SEC’s Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

Pro forma Net Proved Crude Oil and Natural Gas Reserves

2016

(MMBOE)	Canadian Natural	Shell AOSP Assets	Marathon Assets	Pro forma

Reserves December 31, 2015	4,973	1,941	349	7,263
Extensions and discoveries	90	96	—	186
Improved recovery	50	—	—	50
Purchases of reserves in place	32	—	—	32
Sales of reserves in place	(1)	—	—	(1)
Production	(275)	(56)	(9)	(340)
Economic revisions due to prices	6	—	—	6
Revisions of prior estimates	413	33	6	452
Reserves, December 31, 2016	5,288	2,014	346	7,648
Net proved developed reserves
December 31, 2015	3,477	1,405	349	5,231
December 31, 2016	3,781	1,387	346	5,514

Pro Forma Capitalized Costs(1)

2016

(MM$)	Canadian Natural	Shell AOSP Assets(2)	Marathon Assets(2)	Pro forma

Proved properties	$101,197	$19,999	$6,418	$127,614
Unproved properties	2,382	349	926	3,657
	103,579	20,348	7,344	131,271
Less : Accumulated depletion and depreciation	(50,520)	(4,883)	(1,315)	(56,718)
Net capitalized costs	$53,059	$15,465	$6,029	$74,553

(1)   The pro forma capitalized costs give effect to the transactions as if they had occurred as at December 31, 2016.

(2)         Amounts are converted from US dollars to Canadian dollars using year-end exchange rate of US$1 = CAD$1.3426.

Pro Forma Costs Incurred in Crude Oil and Natural Gas Activities

2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(1)	Pro forma

Property Acquisitions
Proved	$50	$—	$—	$50
Unproved	—	—	—	—
Exploration	26	—	1	27
Development	4,427	314	41	4,782
Costs incurred	$4,503	$314	$42	$4,859

(1)   Amounts are converted from US dollars to Canadian dollars using year-end exchange rate of US$1 = CAD$1.3426

Pro Forma Results of Operations from Crude Oil and Natural Gas Producing Activities(1)
2016

(MM$)	Canadian Natural	Shell Assets(3)	Marathon Assets(2)	Pro forma

Crude oil and natural gas revenue, net of royalties and blending costs	$8,933	$3,573	$545	$13,051
Production	(4,081)	(2,501)	(384)	(6,966)
Transportation	(673)	(111)	(17)	(801)
	4,179	$961	$144	$5,284
Depletion, depreciation and amortization	(4,847)
Exploration expense	—
Asset retirement obligation accretion	(142)
Petroleum revenue tax	333
Income tax	139
Results of operations	$(338)

(1)   The pro forma results of operation give effect to the transactions as if they had occurred on January 1, 2016.

(2)         Includes the impact of pro forma adjustments.  See “Canadian Natural Resources Limited Pro Forma Consolidated Operating Statements (unaudited) for the year ended December 31, 2016 and the three months ended March 31, 2017” in Appendix “A” to the Company’s Business Acquisition Report dated July 13, 2017.

(3)   Shell Assets, for greater certainty, include the Ancillary Properties.

Pro Forma Standardized Measure of Discounted Future Net Cash Flows from Proved

Crude Oil and Natural Gas Reserves and Changes Therein

The following pro forma standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the pro forma standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented pro forma estimated future net cash flows due to several factors including:

•                              Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

•                              Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

•                              Future production rates will vary from those estimated;

•                              Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;

•                              Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

•                              Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and

•                              Future development and asset retirement obligations will differ from those estimated.

Pro forma future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the pro forma future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 — “Extractive Activities — Oil and Gas”:

Pro forma standardized measure of discounted future net cash flows relating to proved Crude Oil and Natural Gas reserves(1)

2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(2)	Pro forma

Future cash inflows	$216,857	$94,308	$17,728	$328,893
Future production costs	(97,013)	(71,909)	(13,366)	(182,288)
Future development costs and asset retirement obligations	(46,650)	(14,823)	(2,122)	(63,595)
Future income taxes	(15,241)	(1,789)	(295)	(17,325)
Future net cash flows	57,953	5,787	1,945	65,685
10% annual discount for timing of future cash flows	(33,638)	(3,224)	(1,233)	(38,095)
Standardized measure of future net cash flows	$24,315	$2,563	$712	$27,590

(1)         The pro forma changes in standardized measure of discounted future net cash flows give effect to the transactions as if they had occurred on January 1, 2016.

(2)         Marathon Assets amounts are converted from US dollars to Canadian dollars using average exchange rate of US$1 = CAD$1.3228.

Pro forma changes in standardized measure of discounted future net cash flows relating to proved Crude Oil and Natural Gas reserves(1)
2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(2)	Pro forma

Sales of crude oil and natural gas produced, net of production costs	$(4,159)	$(983)	$(118)	$(5,260)
Net changes in sales prices and production costs	(7,305)	(990)	562	(7,733)
Extensions, discoveries and improved recovery	700	217	—	917
Changes in future development costs	1,750	2,901	(7)	4,644
Purchases of proved reserves in place	352	—	—	352
Sales of proved reserves in place	(2)	—	—	(2)
Revisions of previous reserve estimates	3,668	77	177	3,922
Accretion of discount	3,527	159	10	3,696
Changes in production timing and other	(2,137)	—	—	(2,137)
Net change in income taxes	385	(302)	(21)	62
Net change	(3,221)	1,079	603	(1,539)
Balance - beginning of year	27,536	1,484	109	29,129
Balance - end of year	$24,315	$2,563	$712	$27,590

(1)         The pro forma changes in standardized measure of discounted future net cash flows give effect to the transactions as if they had occurred on January 1, 2016.

(2)         Marathon Assets amounts are converted from US dollars to Canadian dollars using average exchange rate of US$1 = CAD$1.3228.

Forward-Looking Statements

This pro forma supplementary crude oil and natural gas information contains or incorporates by reference “forward-looking information” and “forward-looking statements” (collectively referred to herein as “forward-looking statements”).  Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature, suggesting future outcome or statements regarding an outlook. Disclosure related to Canadian Natural’s pro forma financial, operating and reserves information; expectations about expected future commodity pricing; forecast or anticipated production volumes; royalties; operating costs; capital expenditures; income tax expenses and other guidance provided throughout this pro forma supplementary crude oil and natural gas information and the documents incorporated herein by reference constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil upon which Canadian Natural may be reliant to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.  There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures.  The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about Canadian Natural and the industry in which Canadian Natural operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause Canadian Natural’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: the ability to successfully integrate the Acquired Assets and the employees associated with such assets; future use and development of technology; the ability to implement new technology necessary to efficiently and effectively operate the Acquired Assets; the ability to achieve the expected environmental impacts from the Acquired Assets; general economic and business conditions which will, among other things, impact demand for and market prices of Canadian Natural’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; economic conditions in the countries and regions in which Canadian Natural conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; the ability to implement Canadian Natural’s business strategy, including exploration and development activities; impact of competition; Canadian Natural’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; the ability to complete capital programs; the ability to secure adequate transportation for Canadian Natural’s products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of Canadian Natural’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability to attract the necessary labour required to build Canadian Natural’s thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading bitumen products; availability and cost of financing; the success of exploration and development activities and ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including the Acquired Assets; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of Canadian Natural’s provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of Canadian Natural’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and Canadian Natural’s course of action would depend upon its assessment of the future considering all information then available.

We caution that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this pro forma supplementary crude oil and natural gas information, including the documents incorporated by reference, could also have material adverse effects on forward-looking statements. Although Canadian Natural believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to Canadian Natural on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to Canadian Natural or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

Except as required under applicable securities laws, Canadian Natural assumes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing factors affecting this information, should circumstances or management estimates or opinions change.

Abbreviations

Oil and NGLs		Natural Gas
bbl	barrel	MMBtu	million British thermal units
MMBOE	million barrels of oil equivalent
Financial and Other
		MM$	million Canadian dollars
		US	United States

This pro forma supplementary crude oil and natural gas information contains disclosure respecting oil and gas production expressed as “cubic feet of natural gas equivalent” and “barrels of oil equivalent” or “BOE”.  All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil.  Equivalency measures may be misleading, particularly if used in isolation.  A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.